Exhibit 1.2

CB RICHARD ELLIS REALTY TRUST

17 Hulfish Street, Suite 280

Princeton, NJ 08542

September 26, 2008

CB Richard Ellis Investors, LLC

515 South Flower Street, Suite 3100

Los Angeles, California 90071

Re: Ameriprise Selected Dealer Agreement

Ladies and Gentlemen:

Reference is made to that certain selected dealer agreement (the “Selected Dealer Agreement”), dated September 26, 2008, by and among CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), CNL Securities Corp., a Florida corporation (the “Dealer Manager”), CBRE Advisors LLC, a Delaware limited liability company (the “Advisor”), CB Richard Ellis Investors, LLC, a Delaware limited liability company (the “Sponsor”), and Ameriprise Financial Services, Inc., a Delaware corporation (“Ameriprise”).

It is hereby acknowledged that the Company and the Dealer Manager have previously entered into that certain amended and restated managing dealer agreement, dated November 1, 2006 (the “Managing Dealer Agreement”), in connection with the offering by the Company of its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), having an aggregate offering price of up to $2,000,000,000 (the “Offering”), and that they have entered into the Selected Dealer Agreement in order to retain Amerprise to serve as a broker for the Dealer Manager in connection with the sale of the Company’s Common Shares in the Offering.

In connection with the Selected Dealer Agreement, the Company hereby agrees, upon 30 days’ notice from the Sponsor or the Advisor, as applicable, to reimburse the Sponsor or the Advisor, as applicable, for any and all amounts paid by the Sponsor or the Advisor, as applicable, as indemnification or contribution against any and all losses, liabilities, claims, damages or expenses whatsoever (including, but not limited to any and all expenses whatsoever reasonably incurred in investigating, preparing for, defending against or settling any litigation, commenced or threatened, or any claim whatsoever) pursuant to Section 8 of the Selected Dealer Agreement, except to the extent that it is determined that any such loss, liability, claim, damage or expense relates to the gross negligence, bad faith, wilful misconduct, fraud of, or breach of the Selected Dealer Agreement by, the Sponsor or the Advisor, as applicable (including its officers, directors, partners, associated persons and control persons).

All notices under this letter agreement (the “Agreement”) shall be given to the parties at the addresses and in the manner provided in the Selected Dealer Agreement. This Agreement may be executed in several counterparts, each of which counterparts shall be deemed an original instrument and all of which together shall constitute a single Agreement. This Agreement may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of a party, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought. The terms and conditions of this Agreement shall be binding upon the parties and their respective successors and assigns and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement shall survive the expiration or termination of the Selected Dealer Agreement.

This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without regard to conflicts of law principles.

[Signatures on following page]

Sincerely,

CB RICHARD ELLIS REALTY TRUST, a Maryland real estate investment trust

By:
Name: Title:

Acknowledged and agreed to as of

the date first above written:

CB RICHARD ELLIS INVESTORS, LLC, a Delaware limited liability company

By:
Name: Title:

CBRE ADVISORS LLC, a Delaware limited liability company

By:
Name: Title:

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